SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

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Press Release

Full Year 2005 IFRS Results

•	Core Business EBIT of €505 million, a 9.3% margin – slightly ahead of 2 February announcement

•	Full year net loss of €573 million reflects loss from discontinued operations of €749 million – preparing the Group for return to net profitability in 2006

•

Robust Core Business cash generation of €409 million – Completion of Two-Year Plan acquisitions in January 2006 and Non-Core exits release future cashflow for debt reduction and returns to shareholders

•	2006 Core Business targets: constant currency revenue growth and EBIT margin both more than 8.5%

•	Proposed net dividend increase to €0.30 per share reflects Board’s confidence in the prospects of the Group going forward

Paris, 23 February 2005 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE:TMS), chaired by Frank Dangeard, met on 21 February 2006 to review and approve the Group’s full year 2005 results published today.

The Group is at the mid-point of its Two-Year Plan.  The first year has been focused on laying the foundation for Thomson’s future as a high-growth electronic media and technology business. We have achieved the exit from our significantly loss-making businesses and have now completed the key acquisitions to establish our Booster businesses.

Thomson’s Core Business EBIT announced today amounted to €505 million, a margin of 9.3%, slightly ahead of the indication given with the fourth quarter sales release on 2 February 2006.  Some of our more mature businesses operated in a slower growth environment than in previous years.  In parallel however many of our other businesses, particularly the “Booster” activities we grew during the year, saw significant new market opportunities.

Our operational focus for 2006 is aimed at managing our businesses more effectively as our markets evolve.  We expect the attractions of our “Booster” businesses and the impacts of our operational programs to become apparent as 2006 progresses and this will demonstrate the potential of Thomson.

“Video is emerging as the key application in media and communications and Thomson’s position is strong – we have leading-edge technology and a first-class offering to the major players in media and communications.  2005 has been a difficult year from an operational point of view and our focus for 2006 will be on execution, improving our cost base, better serving our customers, and generating cashflow.  We intend to use our market positions and Core Business cashflow to create value for all stakeholders in the company and have signalled our confidence in the future through proposing a further increase in our dividend” said Frank E. Dangeard, Chairman & CEO of Thomson.

Summary of Consolidated Results (unaudited(1))

Group reported revenues and results according to IFRS are broken down for analysis purposes between the three Media & Entertainment Divisions - Services, Systems & Equipment and Technology, which are collectively termed “Core Business” – and Other Continuing Activities, which are termed “Non-Core”.  Reported IFRS sales and profit from continuing operations and before tax and finance costs (“EBIT”) exclude discontinued operations, principally the Displays, Optical Modules and Audio/Video & Accessories businesses.  “Continuing operations” refer to all businesses which are not treated as discontinued. See footnotes for information on IFRS transition.

2004 and 2005 figures are not comparable in every respect.

In € million unless otherwise stated	FY05(2)	FY04(2)

Net Sales	5,691	6,036
Core Business Net Sales	5,428	4,968
Services	2,487	2,338
Systems & Equipment	2,355	2,109
Technology	546	498
Corporate	40	23
Non-Core continuing operations(3)	263	1,068
Core Business EBIT	505	575
o/w :
Services	205	227
Systems & Equipment	102	121
Technology	277	302
Corporate	(79)	(75)
EBIT from Non-Core continuing operations(3)	(123)	(109)
Profit from continuing operations before financial costs, associates and tax	382	466
Financial Costs	(54)	(29)
Loss from Associates	(82)	(20)
Income Tax	(70)	(93)
Profit from continuing operations	176	324
Loss from discontinued operations	(749)	(885)
Net loss (before minority interest)(4)	(573)	(561)
2004 reported net loss under French GAAP(5)		(636)

(1)	All figures are preliminary and subject to final audit.
(2)	After application of IFRS 5 on treatment of discontinued operations.
(3)

Full year 2005 results shown for Non-Core continuing operations are not comparable with the full year 2004 figures which includes inter alia sales of €843 million for the TV businesses deconsolidated from August 2004 (which are not treated as Discontinued Operations under IFRS).

(4)

Thomson first applied IAS 32/39 relating to the classification and measurement of financial instruments as of 1 January 2005.  This does not allow a full consistent comparison of the 2005 and 2004 net result.

(5)	The previously reported net loss for 2004 under French GAAP is not comparable to the figures being reported today for 2005 and 2004 which have been prepared under IFRS.

Full Year 2005 Results

Thomson Core Business reported net sales for 2005 of €5,428 million (adjusted 2004, €4,968 million). Currency movements increased Core Business sales during the year by €40 million. Sales excluding currency movements therefore increased 8.5% year-on-year. Total reported sales for the Group were €5,691 million.

Core Business depreciation and amortization was €427 million (2004, €371 million). Core Business earnings before interest, taxes, depreciation & amortisation (“EBITDA”) therefore amounted to €932 million for full year 2005 (2004, €946 million).

Thomson Core Business EBIT for 2005 was €505 million, representing a Core Business EBIT margin of 9.3% (2004, €575 million), slightly ahead of the indication given on 2 February.

Research and development expenses net of external funding were €234 million in 2005, or 4.1% of net sales in 2005 (2004, 3.4%).  Research and development expenditure charged in the Core Business increased by 34% from €171 million for 2004 to €228 million for 2005. Out of the total spending on research and development in 2005, €88 million was within the Technology division which includes the Group’s fundamental research operations.

Non-Core continuing operations lost €123 million in 2005 (2004, loss €109 million). Accordingly the consolidated profit from continuing operations before taxes and finance costs reached €382 million in 2005 (2004, €466 million).

Restructuring charges in continuing operations amounted to €51 million in 2005 (2004, €70 million).

Finance costs were €54 million (2004, €29 million), the loss from associates was €82 million (2004, €20 million) (including a non-cash impairment charge of €63 million relating to the Group’s holding in TCL Multimedia).  The taxation charge was €70 million (2004, €93 million).  The Group profit from continuing activities was therefore €176 million (2004, €324 million).

Certain activities were treated as Discontinued Operations under IFRS 5 – principally the Displays activities disposed of during the year to Videocon, the Optical Modules activity, and the Audio/Video and Accessories businesses which are held for sale following the announcement on December 12 of the decision to seek purchasers for these businesses.  The loss from discontinued activities totaled €749 million for 2005 (2004, €885 million), of which €676 million related to the exited Displays activities.  The net loss for the Group was therefore €573 million (2004, €561 million).  The net losses for 2004 and 2005 are not fully comparable due to the first time application in 2005 of IAS 32/39.

The Core Business generated free cash flow (net operating cash flow after tax and finance costs, less net capital expenditure) of €409 million in 2005. This was offset notably by total cash outflows from discontinued operations totaling €540 million.  In addition, acquisition spending totaled €470 million (principally on PRN, Inventel and Cirpack). Net debt at 31 December 2005 totaled €1.3 billion.

The Board of Directors proposes that Thomson pays a distribution to shareholders of €0.30 per share (2004 dividend, €0.285), reflecting the Board’s confidence in the prospects of the Group going forward.  This distribution is subject to approval at the annual meeting on 12 May 2006 and will be paid in July 2006.

2006 Outlook and Two-Year Plan Update

2005 has been marked by two key priorities – exit from Non-Core activities and investment in Core Business, notably through acquisitions and increased R&D spend.  With these priorities achieved, 2006 overall will be focused on execution, improving our cost base, better serving our customers, and generating cashflow.

Our key operational targets are sales growth in our Core Business in 2006 above this year’s 8.5% and an EBIT margin in our Core Business also above 8.5%.

In line with the Two-Year Plan, the principal driver of sales will be the “Booster” businesses, in particular Content Services and Network Services (in the Services Division) and Broadcast & Networks and AP&G-Telecom (in Systems & Equipment).

The “Boosters” added sales growth of €339 million (at constant currency) to 2005. They are expected to make a more visible contribution in 2006 given that they represent a substantially increased proportion of our activities. Given these trends, we expect to grow these “Boosters” to reach sales for 2006 (on a full-year basis) of at least €1 billion more than our reported sales for these businesses in 2004, as envisaged in our Two-Year Plan.

Our more mature businesses (Film and DVD Services, and Set-Top Boxes) are expected to benefit from new customers (particularly in Film and Set-Top Boxes). However, as demonstrated by the performance in 2005, the extent of growth and its timing going forward will be dependent on our customers’ plans, in particular new formats and major releases which may shift from quarter to quarter in DVD Services, and on the rate and timing of service rollouts in Set-Top Boxes.

We will look to leverage our sales growth whilst controlling our cost base in 2006, enabling us to continue to invest in customers and R&D. Depreciation and amortization expense will also rise. The Group launched during 2005 a number of process improvement and cost reduction programs. These have brought promising initial results in 2005, which we will intensify and broaden throughout 2006.

Our expectations for 2006 are driven by a cautious view of the revenue outlook for our more mature businesses, as mentioned above, notably in the first half of the year when year-on-year comparisons for revenue and profitability will also be most challenging. We expect to undertake most of our planned cost take-out measures in the first half of the year, so as to improve profitability from the second half onwards and into 2007. More generally, our seasonality will remain second-half weighted.

We expect a much reduced impact on total 2006 Group profit from our Non-Core continuing operations.  Accordingly we believe the Group is positioned to return to net profitability overall.  In this respect we would note that IFRS requires the mark-to-market of inter alia the embedded option in the Silver Lake convertible bond, which has a (non-cash) impact on our reported earnings resulting from external factors (see “Financial Costs and Tax” below).

Concerning cashflow, the Group believes 2005 demonstrated the robust nature of its Core Business cash generation.  In 2006 our more mature businesses, together with our Licensing business in the Technology division, are expected to continue to generate significant cash flow, which we intend to continue to invest in areas that have significant growth potential over the longer term.

Net investments in tangible and intangible assets are planned to decrease in 2006, notably with limited investment in DVD capacity. The Group continues to look at ways to optimize its working capital needs and its interest and tax costs.

For the full year 2005, as previously commented in our H1 release, the cash outflows from Non-Core businesses in 2005 have been greater than anticipated, due most notably to the greater than expected operating losses of the exited Displays businesses.  We have begun to recover cash from our Non-Core assets.  With anticipated 2006 inflows from, as well as monetization of, some of our Non-Core holdings during 2006, we expect to at least offset remaining cash payments relating to our Displays exit which we estimate at around €150 million.  This together with the substantial cash generation from our Core Business should allow us to reduce our debt levels and make appropriate cash returns to our shareholders.

**************

2005 CORE BUSINESS DIVISIONAL REVIEW

SERVICES

Sales

Full year 2005 sales reached €2,487 million (2004, €2,338 million). Currency movements increased sales during the year by €21 million. Sales excluding currency movements therefore grew by 5.5% year-on-year. Acquisitions made in 2005 (mainly PRN) contributed sales of €51 million during the year.

Profitability and margins

Profit from continuing operations before taxes and finance costs for the Services division amounted to €205 million in 2005 (2004, €227 million), a decrease of 10%.  The division’s 2005 profit margin was 8.2% (2004, 9.7%).

-

The division’s profitability was negatively impacted by DVD Services, with continued sharp VHS volume declines throughout the year and weak DVD volumes in the fourth quarter.  The full year impact of some raw material cost increases and DVD price pressures were partially offset by continuing cost-control measures and process transformation initiatives, including continued shift of production to lower cost plants and economies of scale due to increased DVD volumes in Europe.

-	Film margins were stable. Volume increases, volume shifts to lower costs facilities and efficiency improvements were beneficial.

-	Network Services and Content Services activities generated additional profit compared with 2004 through continued growth and successful integration of current year and prior year acquisitions.

-	The Group increased its investment in Electronic Distribution Services, notably in digital cinema, with plans for a beta test deployment in 2006 and a view for a broader rollout thereafter.

Limited restructuring programs during 2005 included the downsizing of certain VHS and DVD operations in Europe and in Canada, along with site optimization and relocation actions within Film.  Restructuring will be pursued in H1 2006 and the profitability of Services in 2006 is expected to be more weighted than usual towards the second half of the year.

SYSTEMS & EQUIPMENT

Sales

Full year 2005 sales reached €2,355 million (2004, €2,109 million). Currency movements increased sales during the year by €17 million. Sales excluding currency movements therefore grew by 10.8% year-on-year.

Perimeter effects, due notably to the acquisition in 2005 of Inventel and Cirpack (in AP&G-Telecom), added €138 million to net sales during the year. The acquisitions announced in the course of December in our Broadcast & Networks activities (Canopus and Thales Broadcast & Multimedia) will only contribute to our 2006 sales.

Profitability and margins

Profit from continuing operations before taxes and finance costs for the Systems & Equipment division amounted to €102 million in 2005 (2004, €121 million). The division’s 2005 EBIT margin was 4.3% (2004, 5.7%).

The Group has invested significantly during 2005 in research and development, which increased by around 15%, with particular investment in Access Platforms & Gateways.

The division’s profitability was negatively impacted during the year by lower contribution from Access Platforms & Gateways, notably in the Set-Top Box operations in Satellite, Terrestrial and Cable due to increased R&D as well as the slower rate and timing of service rollouts in Set-Top Boxes not being fully offset by cost base savings and product mix improvement. The profitability of the Telecom operations, within Access Platforms & Gateways, was adversely affected by the decline in the traditional DSL modem business, compensated in the latter part of the year by improving profitability particularly from next generation dual/triple play products.

The profitability contribution from Broadcast & Networks (“Grass Valley”) improved in 2005 versus 2004. Significant additional costs were incurred related to product introductions but these enabled the business to grow organically its market share and revenues strongly in the second half.

Profitability for the continuing Connectivity business, Communications (Atlinks), remained stable.

TECHNOLOGY

Sales

Sales of the division for 2005 reached €546 million (2004, €498 million). Currency movements increased sales during the year by €1 million. Sales excluding currency movements therefore grew by 9.4% year-on-year.  Licensing revenues contributed €448 million (2004, €428 million).

Profitability and margins

Profit from continuing operations before taxes and finance costs amounted to €277 million in 2005 (2004, €302 million), a margin of 50.7% in 2005 in line with our expectations (2004, 60.7%).

The Licensing business contributed profits of €361 million (2004, €349 million). The profit margin for Licensing was 80.6% in 2005 (2004, 81.6%). The other continuing operations generated an increased loss before taxes and finance costs in aggregate principally as a result of increased research and development costs and other costs involved in establishing the new businesses in Silicon Solutions and Software & Technology Solutions.

The research and development costs accounted for within the Technology division, which includes the Group’s fundamental research operations, reached €88 million, an increase of over 66% on the 2004 figure of €53 million.

CORPORATE

The charge before interest and finance costs of the Group’s unallocated corporate functions was €79 million (2004, €75 million).

CONTINUING OPERATIONS - NON-CORE BUSINESS RESULTS

The sales for Non-Core continuing activities, reported as the Displays & CE Partnerships segment, were €263 million for 2005.  This figure is not comparable with the net sales of €1,068 million for 2004 which includes, inter alia, €843 million of sales for the TV businesses deconsolidated from August 2004 (which are not treated as discontinued operations under IFRS).  The sales for 2005 reflect our role as sales and marketing agent for TTE until our role ceased in September 2005, other minor residual TV related/after-sales businesses, and our residual sub-contract manufacturing operations (principally at Angers, France, supplying inter alia TTE, and at Genlis, France, supplying inter alia displays components).

The loss from Non-Core continuing operations for 2005 was €123 million (2004 loss, €109 million).  Losses for this segment in 2006 are expected to be significantly lower, following inter alia the renegotiation of the terms of the contract with TTE for the Angers operation and actions taken in relation to other residual operations.

FINANCIAL COSTS AND TAX

Interest Expense

Net interest charges for continuing operations reached €78 million in 2005 (2004, €2 million).   The 2005 figure is not comparable to that of 2004 because of the application of IAS 39 in 2005 under which a notional interest rate is charged on convertible bonds instead of the actual interest rate, giving rise to €36 million of additional (non-cash) interest expenses. In addition, net interest charges increased during 2005 due to higher short-term U.S. dollar interest rates  and to a higher average net debt level . In accordance with IFRS 5 an amount of €13 million of interest expense has been included in the loss from discontinued operations (2004, €22 million)

Net interest expense in 2005 included primarily the interest on the convertible/exchangeable bonds issued in 2000 and 2004 and due respectively in 2006 and 2010, on a U.S. private placement issue starting in June 2003 and on short term French commercial paper.

Other financial income / (expense) – mark-to-market impacts

Other financial income totalled €24 million in 2005 (2004 expense, €27 million).  This total includes a net €83m (non-cash) gain on the mark-to-market revaluation of the call option embedded in the Silver Lake convertible bond.

As a foreign currency instrument, the convertible bond issued to Silver Lake in 2004 is accounted using a split treatment between debt and an option component. The first time application of IAS 32/39 in 2005 leads to a mark-to-market of the embedded option being the change in fair value between the opening IFRS balance sheet at January 1, 2005 and the December 31, 2005 year end. This non-cash change was positive in 2005 and is accounted for within other financial income.

Loss from associates

The loss from associates amounted to €82 million in 2005 (2004 loss, €20 million).  This incorporates principally our proportionate share of the TCL Multimedia net loss for 2005 and a write-down of the Group’s 29.3% holding in TCL Multimedia amounting to €63 million.

Income Tax

The income tax charge for 2005 for the Group amounted to €70 million (2004, €93 million).  This reflects the impact of losses, notably associated with the Displays exit.  In 2005 cash tax payments were most significant for withholding taxes relating to Licensing revenues, and in the UK.

LOSS FROM DISCONTINUED OPERATIONS

Certain activities were treated as Discontinued Operations under IFRS 5 – principally the Displays activities disposed of during the year (in two separate transactions with the Videocon group of companies and in the glass operations transaction with Rioglass), the Optical Modules activity, and the Audio/Video and Accessories businesses which are held for sale following the announcement on December 12 of the decision to seek purchasers for these businesses.  The net loss from discontinued activities totaled €749 million for 2005 (2004, €885 million).

The principal contributors to this loss in 2005 were aggregate losses of €676 million in relation to the various Displays & CE Partnerships division activities disposed of or otherwise discontinued during the year. Operating losses for these activities were €192 million in aggregate. Restructuring and non-current exit costs were €462 million.   As mentioned at the half year, operating losses were significantly greater than expected at the beginning of 2005.

Losses from our exited Optical Modules business were €34 million and losses from the Audio/Video and Accessories businesses which were held for sale as of year-end 2005, were €39 million, which includes tax and finance costs of €13 million.

NET RESULT – PRO-FORMA AND AS REPORTED

The Group consolidated net loss, including the negative impact of the loss from Discontinued Operations and losses of Non-Core continuing operations, was €573 million. This figure is not fully comparable to 2004 as Thomson first applied IAS 32/39 relating to the classification and measurement of financial instruments as of 1 January 2005.  The main effects relate to the use of an effective interest rate on convertible bonds and the mark-to-market of the embedded option on the Silver Lake convertible bond.

GROUP CASHFLOW AND BALANCE SHEET

Core Business Free Cashflow

In 2005 the Core Business generated €409 million of free cashflow (net operating cashflow after tax and finance costs, less net capital expenditure) in 2005. This is comprised of Core Business EBITDA of €932 million, a reduction in working capital of €76 million, less other movements in assets and liabilities of €157 million, and tax, interest, restructuring and non-current cash of €169 million and capital expenditures of €273 million.

	FY05	FY04

Services	202	211
Systems & Equipment	148	98
Technology	227	423
Corporate, tax and financial	(168)	(177)

Core Business Free Cashflow	409	555

Other

The free cashflow for Non-Core continuing operations amounted to €(70) million negative, giving total free cashflow from continuing operations of €339 million.

The total cash outflow from discontinued operations amounted to €540 million. The largest elements in this related to the various Displays & CE Partnerships division activities disposed of or otherwise discontinued during the year – cash operating losses of €332 million and part of the exit costs of these activities amounting to €181 million.

In addition, the Group paid €470 million for acquisitions during the year (principally PRN, Inventel and Cirpack), €77 million in dividends and bought back €292 million of its own shares pursuant to its buy-back program. The remaining unused amount of the existing buyback is approximately €108 million.

Balance Sheet

The Group strengthened its balance sheet during the second half with a hybrid bond issue for €492 million which repaid debt and is classified as equity under IFRS, thereby strengthening its equity base. The Group also used its substantial cash balances to repay maturing debt.  The Group’s net debt position of €1.3 billion at year end reflects both the increased costs of exiting the Non-Core activities and the front-end loading of the Two-Year Plan acquisition program (which was effectively completed in January 2006, particularly with the closing of the Canopus acquisition and settlement of the Thales Broadcast & Multimedia acquisition).

The Group’s focus going forward will be to continue to generate cash so as to reduce our debt levels and make appropriate cash returns to shareholders.

****

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson — Partner To the Media & Entertainment Industries
Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems & equipment and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Marie-Vincente Pasdeloup	+33 1 41 86 61 13	Marie-vincente.pasdeloup@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

APPENDICES

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

CONSOLIDATED BALANCE SHEETS (unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS(unaudited)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended

(€ in millions)	December 31, 2005 unaudited	December 31, 2004 unaudited

Continuing operations:
Revenues	5,691	6,036
Cost of sales	(4,322)	(4,634)

Gross margin	1,369	1,402

Selling, general, administrative expenses and others	(753)	(732)
Research and development expense	(234)	(204)

Profit from continuing operations and before tax and financial result	382	466

Interest expense	(78)	(2)
Other financial income (expense)	24	(27)

Financial result	(54)	(29)

Share of profit (loss) from associates	(82)	(20)
Income tax	(70)	(93)

Profit (loss) from continuing operations	176	324

Discontinued operations:
Profit (loss) from discontinued operations	(749)	(885)

Net income (loss)	(573)	(561)

Attributable to
Equity Holders	(574)	(559)
Minority interests	1	(2)

	Year ended

	December 31, 2005 unaudited	December 31, 2004 audited

	(in euro, except number of shares)
Weighted average number of shares outstanding – basic net of treasury stock (*)	266,539,917	273,646,869

(*) The decrease as of December 2005 is due to the treasury shares acquired in 2005.

Earnings per share from continuing operations attributable to the equity holders of the Group
- basic	0.64	1.18
- diluted	0.33	1.11
Earnings per share from discontinued operations attributable to the equity holders of the Group
- basic	(2.81)	(3.23)
- diluted	(2.81)	(3.23)
Total earnings per share attributable to the equity holders of the Group
- basic	(2.17)	(2.05)
- diluted	(2.48)	(2.12)

CONSOLIDATED BALANCE SHEETS

(€ in millions)	December 31, 2005 unaudited	January 1, 2005 unaudited (1)	December 31, 2004 unaudited

ASSETS
Non-current assets:
Property, plant and equipment	886	1,051	1,051
Goodwill	1,756	1,186	1,178
Intangible assets	1,150	924	924
Investments in associates	204	260	260
Investments and financial assets available-for-sale	341	139	113
Derivative financial instruments	1	11	—
Contract advances	173	179	179
Deferred tax assets	379	307	301
Other non-current assets	182	133	136

Total non-current assets	5,072	4,190	4,142

Current assets:
Inventories	333	503	568
Trade accounts and notes receivable	1,315	1,232	1,180
Current accounts with affiliated companies	115	143	143
Derivative financial instruments	9	115	—
Other current assets	644	483	616
Investment funds	7	58	58
Cash and cash equivalents	996	1,845	1,848

Total current assets	3,419	4,379	4,413

Assets classified as held for sale	369	80	—

Total assets	8,860	8,649	8,555

(1)	Including the impacts related to IAS 32 and39 on financial instruments and IFRS 5 on Non-current assets held for sale and Discontinued operations.

CONSOLIDATED BALANCE SHEETS

(€ in millions)	Note	December 31, 2005 unaudited	January 1, 2005 unaudited (1)	December 31, 2004 unaudited

LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS
Shareholders’ equity:
Common stock (273,308,032 shares, nominal value €3.75 per share at December 31, 2005 and December 31, 2004)		1,025	1,025	1,025
Treasury shares		(239)	(55)	(55)
Additional paid in capital		1,771	1,751	1,751
Subordinated perpetual notes		492	—	—
Other reserves		43	89	(23)
Retained earnings		(972)	(323)	(125)
Cumulative translation adjustment		89	(98)	(98)

Shareholders’ equity		2,209	2,389	2,475

Minority interests		7	9	18

Total equity		2,216	2,398	2,493

Non-current liabilities:
Borrowings		858	1,540	1,597
Reserve for post-employment benefits		877	760	785
Reserve for restructuring Costs - Non current		9	—	—
Derivative financial instruments		57	122	—
Other provisions		185	55	55
Deferred tax liabilities		162	43	37
Other non-current liabilities		103	129	129

Total non-current liabilities		2,251	2,649	2,603

Current liabilities :
Borrowings		1,464	1,011	904
Derivative financial instruments		10	34	—
Reserve for post-employment benefits		62	65	65
Restructuring provisions - Current		45	76	76
Other provisions		77	81	81
Trade accounts and notes payable		1,164	1,199	1,226
Accrued employee expenses		166	158	163
Income tax payable		47	60	60
Other current liabilities		750	746	800
Payables on acquisition of companies		138	84	84

Total current liabilities		3,923	3,514	3,459

Liabilities directly associated with assets classified as held for sale		470	88	—

Total liabilities, shareholders’ equity and minority interests		8,860	8,649	8,555

(1)	Including the impacts related to IAS 32 and 39 on financial instruments and IFRS 5 on Non-current assets held for sale and Discontinued operations.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

unaudited (€ in millions)	2005	2004

Net Income	(573)	(561)
Profit (Loss) from discontinued operations	(749)	(885)
Profit (Loss) from continuing operations	176	324

Summary Adjustments to reconcile profit from continuing operations to cash generated from operations
Depreciation & Amortization	442	399
Write-off of assets	29	51
Net changes in provisions, risks & charges	(11)	(39)
Profit / loss on asset sales	—	(50)
Interest Income & Expense	78	2
Other including Tax	104	95
Changes in Working Capital and other assets and liabilities	(78)	(82)
Cash generated from continuing operations	740	700
Interest paid	(64)	(35)
Interest received	14	10
Income tax paid	(67)	(120)
Net operating cash generated from continuing activities	623	555
Operating cash used in discontinued operations (1)	(323)	(125)

Net cash provided by operating activities (I)	300	430

Acquisition of subsidiaries, associates and investments, net of cash acquired	(470)	(586)
Acquisition of Videocon Industries shares	(240)
Net proceeds from sale of investments	4	42
Purchases of investment funds (OPCVM)	—	(58)
Proceeds from sale of investment funds (OPCVM)	52	—
Purchases of property, plant and equipment (PPE)	(192)	(219)
Proceeds from sale of PPE	10	13
Purchases of intangible assets including capitalization of R&D costs	(102)	(67)
Loans granted to / reimbursed by third parties	48	17
Net investing cash used in continuing activities	(890)	(858)
Investing cash used in discontinued operations (1)	(6)	(131)

Net cash used in investing activities (II)	(896)	(989)

Proceeds from issuance of deeply subordinated notes	492	—
Purchase of treasury shares and others (2)	(283)	(58)
Proceeds from issuance of convertible bonds	—	403
Repayments of convertible bonds	(588)	—
Proceeds from borrowings	600	272
Repayments of borrowings	(427)	(540)
Dividends paid to Company’s shareholders	(77)	(71)
Dividends paid to minority interests	(2)	(3)
Net financing cash generated from continuing activities	(285)	3
Financing cash used in discontinued operations (3)	12	2

Net cash (used) / provided by financing activities (III)	(273)	5

Net (decrease)/increase in cash and cash equivalents (I+II+III)	(869)	(554)

Cash and cash equivalents at beginning of year	1,848	2,383

Exchange gains/(losses) on cash and cash equivalents	17	19

Cash and cash equivalents at end of year	996	1,848

(1) The 2005 cash outflow related to discontinued operations amounts to € (317) million (of which € (323) million from operating activities) and is net of cash received for the sale of Thomson’s assets to Videocon for a consideration of € 223 million which has been immediately reinvested into Videocon Industries shares for an amount of € 240 million.

(2) Including a valued added tax reimbursement on capital increase fees for € 9 million in 2005.
(3) This amount is net of financing provided by the parent company for repayment of debts prior to disposal.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23rd, 2006	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer